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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                             For the month of August

                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 -----------------------------------------------
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]      Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [ ]      No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               FUTUREMEDIA PLC,
                                               an English public limited company


                                               By: /s/ Leonard Fertig
                                                   -----------------------------
                                                   Leonard Fertig
                                                   Chief Executive Officer

Date:  August 10, 2005

                                        2

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      FUTUREMEDIA ANNOUNCES AGREEMENT WITH EADS ASTRIUM LTD TO PROVIDE HOME
              COMPUTERS, BICYCLES, AND CHILDCARE VOUCHERS BENEFITS

    BRIGHTON, England, Aug. 10 /PRNewswire-FirstCall/ -- Futuremedia plc (Nasdaq: FMDAY), a leading European e-learning and managed benefits services provider, today announced an agreement with EADS Astrium Ltd to provide an employee benefits package of home computers, bicycles and childcare vouchers to all eligible employees under the UK Government's tax-friendly benefits initiative scheme.

    EADS Astrium is a global leader in aerospace, defense and related services. While there are no guarantees regarding actual take-up rates, based on a 10 percent take-up rate this agreement would represent approximately GBP 285,000 in revenues to Futuremedia over the first phase of the contract. A second phase will launch in 2006.

    "I am delighted to announce the signing of the contract with EADS Astrium, a leading employer in the United Kingdom aerospace industry," said Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "Futuremedia custom designed the employee benefits package 'Space for Choice' specifically to meet the needs of the workforce. We look forward to working with EADS Astrium to develop enhanced benefits schemes and other products for the future."

    Allie Neal, Space for Choice Project Manager, added, "Our people combine enthusiasm for space technology with an ambition to make the business succeed, an invaluable ethic in today's highly competitive world. A tailored benefits package makes a significant contribution to employee satisfaction, and we are pleased with the initial take-up of the Space for Choice scheme."

    About EADS
    EADS is a global leader in aerospace, defense and related services. EADS Astrium is a world leader in space applications, specializing in the design and manufacture of satellites, with business activities covering civil and military telecommunications and Earth observation, science and navigation programs, together with the whole range of space equipment and associated ground infrastructure.

    In all these fields, EADS Astrium has an impressive track record:
    -- A world leader in Earth observation satellites
    -- Prime contractor for over 60 communications satellites
    -- A key player in the European satellite navigation system Galileo
    -- A major provider of military space systems
    -- The European leader in scientific programs
    -- A world-class supplier of space vehicle equipment and subsystems for the global space industry

    About Futuremedia:
    Futuremedia plc is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative (HCI), childcare voucher system and tax-free bicycle programs.

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    "Safe Harbor" Statement under Section 21E of the Securities Exchange Act of
1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding employee uptake under new contracts, the Company's future financial performance and the future performance of the Company's products. Such statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from expectations. The risks and uncertainties include risks associated with new contracts such as the EADS Astrium Ltd contract (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control), risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs), the Company's ability to operate profitably in the future, risks associated with rapid growth, the Company's ability to successfully develop its business in new geographic markets, the early stage of the e-learning market, rapid technological change and competition, and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

SOURCE  Futuremedia plc
    -0-                             08/10/2005
    /CONTACT:  Corey Kinger or Mike Smargiassi, both of Brainerd
Communicators, +1-212-986-6667 /
    /Web site:  http://www.futuremedia.co.uk/
    (FMDAY)